UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of January 2025
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Investor Presentation

Stéfan Descheemaeker, Chief Executive Officer, and Ruben Baldew, Chief Financial Officer, are scheduled to present at the 27th Annual ICR Conference in Orlando, FL, today, Tuesday, January 14, 2025, at 10:30 AM Eastern time, where they will present initial 2025 guidance. A copy of the press release and investor presentation that contains this preliminary information is furnished as Exhibit 99.1 and Exhibit 99.2 to this Report on Form 6-K. These preliminary expectations are based on management’s initial analysis of operations for the year ended December 31, 2024.

Forward Looking Statements: The financial information set forth in this Report reflects the Company’s current preliminary estimates, is subject to the completion of its audit process, and is subject to change. The Company’s 2024 results could differ materially from the guidance provided in this Report. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. We undertake no obligation to publicly release the results of any revision or update of the forward-looking statements, except as required by the law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Ruben Baldew
Name:	Ruben Baldew
Title:	Chief Financial Officer
Dated: January 14, 2025

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press release issued by Nomad Foods Limited on January 14, 2025.
99.2	Nomad Foods Limited ICR Presentation.